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SEC FILE NUMBER
8-52293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/01/2025 (MM/DD/YY) AND ENDING 3/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BV Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8390 LBJ Freeway Suite 570
(No. and Street)

Dallas	TX	75243
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Amsberry	214-360-9822	rickamsberry@earl
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Ste. 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Shade, Designated Principal/CCO , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BV Securities LLC , as of 3/31 , 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINA GARCIA
Notary ID #129867688
My Commission Expires
June 26, 2026

Signature:

Title:
Chief Compliance Officer

Christina Garcia
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BV Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended March 31, 2026

BV Securities, LLC

CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged With Governance
BV Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of BV Securities, LLC (the Company) as of March 31, 2026, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
May 27, 2026

BV Securities, LLC
Statement of Financial Condition
March 31, 2026

ASSETS

Cash	$ 238,411
Accounts receivable	8,614
Prepaid expenses	23,739
Fixed Assets, net of depreciation of $4,419	2,081
TOTAL ASSETS	$ 272,845

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$ 16,510
TOTAL LIABILITIES	$ 16,510
MEMBER'S EQUITY	$ 256,335
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 272,845

The accompanying notes are an integral part of these financial statements.

BV Securities LLC
Statement of Operations
For the Year Ended March 31, 2026

Revenues

Private Placement Fees	$	750,846
Other Revenue		3,518
Total Revenues	$	754,364

Operating Expenses

Commission Expense	87,503
Depreciation expense	1,433
General & Administrative Expenses	6,774
Marketing	116,173
Occupancy	9,600
Professional Fees	29,400
Regulatory Fees	22,428
Transaction Fees	70,819
Travel & Entertainment	34,110
Total Expenses	378,240
Net Income	$ 376,124

The accompanying notes are an integral part of these financial statements.

BV Securities LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2026

	Total Member's Equity
Balance at March 31, 2025	$ 192,511
Non-Cash Contributions	10,200
Distributions	(322,500)
Net Income	376,124
Balance at March 31, 2026	$ 256,335

The accompanying notes are an integral part of these financial statements.

BV Securities LLC
Statement of Cash Flows
For the Year Ended March 31, 2026

Cash Flows From Operating Activities:

Net Income	$ 376,124
Depreciation expense	1,433
Non-cash contributions	10,200
Adjustments to reconcile net income to	
net cash used in operating activities	
Increase in commissions receivable	(5,602)
Increase in prepaid expenses	(5,566)
Increase in accounts payable	16,509
Net cash provided by operating activities	393,098

Cash Flows From Financing Activities

Distributions	(322,500)
Net cash used in financing activities	(322,500)
Net increase in cash	70,598
Cash at beginning of year	$ 167,813
Cash at end of year	$ 238,411

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

6

BV Securities LLC
Notes to the Financial Statements
March 31, 2026

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BV Securities LLC (the Company) was organized in the State of Texas effective November 23, 1999, as a limited liability company under the Texas Limited Liability Company Act. On May 12, 2019, BV Capital LLC acquired 100% of the Company's membership interests from the former owner. In July 2019, FINRA approved a continuing membership agreement which allowed the Company to continue to operate.

Description of Business

The Company, located in Dallas, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is approved to engage in the sale of private placement securities, merger and acquisition transactions, and financial advisory services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Revenue Recognition

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The majority of these private placements relate to real estate development programs. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company participates in the private placement offerings on behalf of Bridgeview Real Estate LLC. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the

BV Securities LLC
Notes to the Financial Statements
March 31, 2026

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Income Taxes

Effective May 12, 2019, the Company became a sole member limited liability company. Under federal income tax regulations, sole member limited liability companies have their entity disregarded for federal income tax purposes. Therefore, net income or loss is reportable for tax purposes by the sole owner. Accordingly, no federal income taxes are included in the accompanying financial statements. The member's federal and state income tax returns are subject to examination over various statutes of limitation generally ranging from three to five years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The chief operating decision maker is the Designated Principal/CCO of the Company, and it is determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of March 31, 2026, the Company had net capital of $218,736 and a net capital requirement of $5,000. The Company ratio of aggregate indebtedness to net capital was 0.075 to 1. The SEC permits a ratio of no greater than 15 to 1.

The Company is subject to the Uniform Net Capital Rule 15c3-3, which requires the maintenance of minimum net capital. The Company has elected to use the basic computation method, as is permitted by

NOTE B – NET CAPITAL REQUIREMENTS, continued

the rule, which requires the Company to maintain minimum net capital pursuant to a fixed dollar amount or 6 2/3 per cent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

NOTE D – RELATED PARTY TRANSACTIONS

The Company is subject to an expense sharing agreement with its parent company whereby the Company incurs its allocated share of expenses. The Company incurred $10,200 of these expenses from this agreement.

Note E - Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2026

BV Securities LLC
Supplemental Information
Pursuant to Rule 17a-5
March 31, 2026

Computation of Net Capital

Total Member's equity qualified for net capital	$	256,335
Deductions and/or charges		
Accounts Receivable		(8,614)
Prepaid expenses		(23,739)
Fixed assets		(2,080)
Total deductions and/or charges		(34,433)
Net Capital before haircuts on securities positions		221,902
Haircuts on securities:		3,166
Net Capital	$	218,736
Aggregate indebtedness		
Total aggregate indebtedness	$	16,510
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	213,736
Ratio of aggregate indebtedness to net capital		0.075 to 1

Reconciliation of Computation of Net Capital

Net Capital per Focus IIA as filed 3/31/2026	218,736
No differences	-
Net Capital per 3/31/2026 audit	218,736

See accompanying report of independent registered public accounting firm.

Schedule II & III

BV Securities LLC

Computation for Determination of Reserve Requirements and Information Relating to Posession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2026

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers.

See accompanying report of independent registered public accounting firm.

Review Report of Independent Registered Public Accounting Firm
On Management's Exemption Report
Required By SEC Rule 17a-5

Year Ended
March 31, 2026



S&Co   Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged With Governance
BV Securities, LLC

We have reviewed the accompanying Exemption Report of BV Securities, LLC (the Company) as of and for the fiscal year ended March 31, 2026, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) private placement of securities (2) advising clients in connection with securities transactions made with relation to mergers and acquisitions throughout the fiscal year ended March 31, 2026 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended March 31, 2026, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

4. The Company met all of the conditions and requirements of the exemption described above without exception throughout the fiscal year ended March 31, 2026.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
May 27, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

BV Securities, LLC Exemption Report

BV Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities (2) advising clients in connection with securities transactions made with relation to mergers and acquisitions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kenneth Shade, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Kenneth E. Shade

CCO/Designated Principal

Date of Report: May 19, 2026



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members and Those Charged With Governance
BV Securities, LLC

Basis for Procedures
We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying SIPC-7 for the year ended March 31, 2026. Management of BV Securities, LLC (the Company) is responsible for its SIPC-7 and for its compliance with the applicable instructions on SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2026, as noted on the accompanying SIPC-7. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Procedures and Findings
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2026, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2026, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's SIPC-7and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed

additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
May 27, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 3/31/2026

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
BV SECURITIES LLC	8-52293

For the fiscal period beginning 4/1/2025 and ending 3/31/2026

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 754,364.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 754,364.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 754,364.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 754,364.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 3/31/2026

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 0.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 0.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2026 SIPC-6 or 6A		$ 0.00	
11	a Overpayment(s) applied on all 2026 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2026 SIPC-6 and 6A(s)	$ 0.00		
	d Add lines 11a through 11c		$ 0.00	
12	**LESSER** of line 10 or 11d.			$ 0.00
13	a Amount from line 8		$ 0.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 0.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 0.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-52293	DEA: FINRA	2026	Mar

MEMBER NAME BV SECURITIES LLC
MAILING ADDRESS 8390 LBJ FREEWAY STE 570
DALLAS, TX 75243

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BV SECURITIES LLC
(Name of SIPC Member)

Richard Amsberry
(Authorized Signatory)

5/18/2026
(Date)

rickamsberry@earthlink.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.